EXHIBIT 99.2

MUNICH, 16 January 2023 – Mynaric (NASDAQ: MYNA)(FRA: M0YN), a leading provider of industrialized, cost-effective and scalable laser communications products, today reported on key performance indicators for the year ending December 31, 2022.

As of December 31, 2022, the optical communications terminal backlog and cash-in from customer contracts is as follows:

o	Optical communications terminal backlog: 256 units (FY22 guidance as of October 25, 2022: >250 units)
o

Cash-in from customer contracts: EUR 18.3 million (FY22 guidance as of October 25, 2022: EUR >20 million) with an additional approximately EUR 11 million invoiced in December 2022 of which EUR 1.1 million was received in early January and the remaining to be received by month end

Not included in the reported backlog and cash-in from customer contracts is the $24 million contract win announced on January 9, 2023.

The vast majority of the optical communications terminals in backlog as of December 31, 2022 includes deliverables with key aerospace and defense customers that are related to government-funded satellite constellations with the bulk deliveries scheduled to start in the second half of 2023 and continue into 2024, which provides Mynaric with excellent revenue and cash flow visibility on these programs.

“Mynaric finished 2022 strongly as the team executed extremely well achieving our backlog targets while delivering initial terminals to and hitting important milestones for our customers,” said Bulent Altan, CEO of Mynaric. “In 2023 we plan to produce and ship significant quantities of optical communications terminals to customers as part of contracted and prospective programs. We expect multiple large opportunities will hit the market in 2023 and we believe Mynaric is very well positioned to capitalize on what we anticipate will be a strong year and decade of growth for laser communications.”

“The record amount of cash-in from customers received in 2022 and early 2023 demonstrates our strong track record of execution for our customers on both existing and new programs,” said Stefan Berndt-von Buelow, CFO of Mynaric.

About Mynaric

Mynaric (NASDAQ: MYNA)(FRA: M0YN) is leading the industrial revolution of laser communications by producing optical communications terminals for air, space and mobile applications. Laser communication networks provide connectivity from the sky, allowing for ultra-high data rates and secure, long-distance data transmission between moving objects for wireless terrestrial, mobility, airborne- and space-based applications. The company is headquartered in Munich, Germany, with additional locations in Los Angeles, California, and Washington, D.C.

For more information, visit mynaric.com.

Contact

Tom Dinges, CFA

Vice President of Investor Relations

tom.dinges@mynaric.com

Forward-Looking Statement

This release includes forward-looking statements. All statements other than statements of historical or current facts contained in this release, including statements regarding our future results of operations and financial position, industry dynamics, business strategy and plans and our objectives for future operations, are forward-looking statements. These statements represent our opinions, expectations, assumptions, beliefs, intentions, estimates or strategies regarding the future, which may not be realized. Forward looking statements are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “goal,” “intend,” “look forward to,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target” “will,” “would” and/or the negative of these terms or other similar expressions that are intended to identify forward-looking statements.

The forward-looking statements included in this release are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements involve known and unknown risks, uncertainties and assumptions that are difficult to predict or are beyond our control, and actual results may differ materially from those expected or implied as forward looking statements. These risks, uncertainties and assumptions include, but are not limited to (i) the impact of any geopolitical tensions or the global COVID-19 pandemic on the global economy, our industry and markets as well as our business, (ii) risks related to our limited operating history, our history of significant losses and the execution of our business strategy, (iii) risks related to our ability to successfully manufacture and deploy our products and risks related to serial production of our products, (iv) risks related to our sales cycle which can be long and complicated, (v) risks related to our limited experience with order processing, our dependency on third-party suppliers and external procurement risks, (vi) risks related to defects or performance problems in our products, (vii) effects of competition and the development of the market for laser communication technology in general, (viii) risks related to our ability to manage future growth effectively and to obtain sufficient financing for the operations and ongoing growth of our business, (ix) risks relating to the uncertainty of the projected financial information, (x) risks related to our ability to adequately protect our intellectual property and proprietary rights and (xi) changes in regulatory requirements, governmental incentives and market developments. Moreover, new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements.

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